                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 11-K

               ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

 x      Annual report pursuant to Section 15(d) of the Securities Exchange Act
- ---     of 1934 (Fee required)

For the fiscal year ended March 31, 1996
                          ----------------------------------------------------

or

        Transition report pursuant to Section 15(d) of the Securities Exchange
- ---     Act of 1934 (No fee required)

        For the transition period from                  to
                                      ------------------  -------------------

        Commission file number 0-14379
                               ----------------------------------------------

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below Tucker Federal Savings and Loan Association
                                    -------------------------------------------
401(K) Savings and Employee Stock Ownership Plan, 2355 Main Street, Tucker,
- ---------------------------------------------------------------------------
Georgia 30084-4441
- ------------------

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office Eagle Bancshares, Inc. 4305 Lynburn
                                          -----------------------------------
Drive, Tucker, Georgia 30084-4441
- ---------------------------------

                                   [LOGO]


            W  I  N  D  H  A  M    B  R  A  N  N O  N,    P.  C.
- --------------------------------------------------------------------------------
C  E  R  T  I  F  I  E  D    P  U  B  L  I  C    A  C  C O  U  N  T  A  N  T  S




                        INDEPENDENT AUDITOR'S REPORT


To The Administrative Committee
of Tucker Federal Savings and Loan Association
401(k) Savings and Employee Stock Ownership Plan

        We have audited the accompanying statements of net assets available for benefits of the Tucker Federal Savings and Loan Association 401 (k) Savings and Employee Stock Ownership Plan (the Plan) as of March 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based upon our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our report dated January 4, 1996, and as permitted by Section 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the scope of our auditing procedures was limited by the plan administrator, and we were unable to and did not express an opinion on the financial statements and supplemental schedules as of and for the year ended March 31, 1995. Because we have performed additional audit procedures to the March 31, 1995 financial statements, our present opinion on the 1995 financial statements, as presented herein, is different from that expressed in our previous report.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.



    1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3269,
                       404/898-2000, FAX 404/898-2010

   Member of TAG International with offices in principal cities worldwide

        Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                                   /s/ WINDHAM BRANNON, P.C.
                                                   ----------------------------
                                                   WINDHAM BRANNON, P.C.
                                                   Certified Public Accountants

September 20, 1996

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                 March 31, 1996



                                                                        Participant Directed
                                              ---------------------------------------------------------------------------
                                              Guaranteed                                                      Unallocated
                                              Interest    Balanced    Core Equity  International    Eagle       Employer
                                               Fund II       Fund        Fund       Equity Fund   Bancshares     Match
                                              ----------  ----------  -----------  -------------  ----------  ----------

ASSETS:
  Cash                                        $       -   $     -     $     -      $     -         $ 29,903   $     -
                                              ----------  --------    --------     --------        --------   --------

  Investments, at fair value (Notes 2 and 3)
    Shares of registered investment companies:
      MassMutual Guaranteed Interest Fund II     983,721        -           -            -               -          -
      MassMutual Balanced Fund                        -    331,327          -            -               -          -
      MassMutual Core Equity Fund                     -         -      342,663           -               -          -
      MassMutual International Equity Fund            -         -           -       484,688              -          -
    Eagle Bancshares, Inc. Common Stock               -         -           -            -          325,738         -
                                              ----------  --------    --------     --------        --------   --------

      Total Investments                          983,721   331,327     342,663      484,688         325,738         -
                                              ----------  --------    --------     --------        --------   --------

  Receivables:
    Participant contributions                     16,305    10,525      10,436        7,575          17,732         -
    Employer contributions                            -         -           -            -               -     149,401
                                              ----------  --------    --------     --------        --------   --------

      Total Receivables                           16,305    10,525      10,436        7,575          17,732    149,401
                                              ----------  --------    --------     --------        --------   --------

      Total Assets                             1,000,026   341,852     353,099      492,263         373,373    149,401
                                              ----------  --------    --------     --------        --------   --------

LOANS PAYABLE (NOTE 5)                                -         -           -            -               -          -

DISTRIBUTIONS PAYABLE                                 -         -           -            -           (1,442)         -

PENDING FUND TRANSFERS                            34,261    57,292      51,191      (94,259)        (47,738)         -
                                              ----------  --------    --------     --------        --------   --------

NET ASSETS AVAILABLE FOR BENEFITS             $1,034,287  $399,144    $404,290     $398,004        $324,193    $149,401
                                              ==========  ========    ========     ========        ========   ========


                                                              Non-Participant
                                                                 Directed
                                                    ------------------------------------
                                                      Eagle       Eagle
                                                    Bancshares  Bancshares
                                                    Allocated   Unallocated     Total
                                                    ----------  -----------   ----------
ASSETS:
  Cash                                              $   39,189  $       747   $    69,839
                                                    ----------  -----------   -----------

  Investments, at fair value (Notes 2 and 3)
    Shares of registered investment companies:
      MassMutual Guaranteed Interest Fund II                -            -        983,721
      MassMutual Balanced Fund                              -            -        331,327
      MassMutual Core Equity Fund                           -            -        342,663
      MassMutual International Equity Fund                  -            -        484,688
    Eagle Bancshares, Inc. Common Stock              3,674,582    1,028,763     5,029,083
                                                    ----------  -----------   -----------

      Total Investments                              3,674,582    1,028,763     7,171,482
                                                    ----------  -----------   -----------

  Receivables:
    Participant contributions                               -            -         62,573
    Employer contributions                                  -       160,637       310,038
                                                    ----------  -----------   -----------

      Total Receivables                                     -       160,637       372,611
                                                    ----------  -----------   -----------

      Total Assets                                   3,713,771    1,190,147     7,613,932
                                                    ----------  -----------   -----------

LOANS PAYABLE (NOTE 5)                                      -    (1,000,000)   (1,000,000)

DISTRIBUTIONS PAYABLE                                      (86)          -         (1,528)

PENDING FUND TRANSFERS                                      -          (747)           -
                                                    ----------  -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $3,713,685  $   189,400   $ 6,612,404
                                                    ==========  ===========   ===========



The accompanying notes are an integral part of these statements.

                                                                      Exhibit A
                                                                     Page 1 of 2
                                                                     ===========

                 TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
               401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                March 31, 1995





                                                                                                                      Non-
                                                                                                                  Participant
                                                                  Participant Directed                              Directed
                                              --------------------------------------------------------------  ---------------------
                                              Guaranteed
                                              Interest    Balanced    Core Equity  International    Eagle       Eagle
                                               Fund II       Fund        Fund       Equity Fund   Bancshares  Bancshares   Total
                                              ----------  ----------  -----------  -------------  ----------  ---------- ----------
ASSETS:
  Cash                                        $      -    $      -    $       -    $         -    $      -    $  19,020  $   19,020
                                              ----------  ----------  -----------  -------------  ----------  ---------- ----------

  Investments, at fair value (Notes 2 and 3)
    Shares of registered investment companies:
      MassMutual Guaranteed Interest Fund II     839,614         -            -              -           -           -      839,614
      MassMutual Balanced Fund                       -       228,909          -              -           -           -      228,909
      MassMutual Core Equity Fund                    -           -       222,720             -           -           -      222,720
      MassMutual International Equity Fund           -           -            -          361,957         -           -      361,957
    Eagle Bancshares, Inc. Common Stock              -           -            -              -       139,210   2,687,711  2,826,921
                                              ----------  ----------  -----------  -------------  ----------  ---------- ----------

      Total Investments                          839,614     228,909      222,720        361,957     139,210   2,687,711  4,480,121
                                              ----------  ----------  -----------  -------------  ----------  ---------- ----------

  Receivables:
    Participant contributions                     10,681       5,692        4,165          6,534      34,348         -       61,420
    Employer contributions                        46,885      25,143       18,671         28,750       2,182     133,380    255,011
                                              ----------  ----------  -----------  -------------  ----------  ---------- ----------

      Total Receivables                           57,566      30,835       22,836         35,284      36,530     133,380    316,431
                                              ----------  ----------  -----------  -------------  ----------  ---------- ----------

      Total Assets                               897,180     259,744      245,556        397,241     175,740   2,840,111  4,815,572

DISTRIBUTIONS PAYABLE                             (3,659)       (697)        (755)            -          -           -       (5,111)

PENDING FUND TRANSFERS                            46,370      (5,105)       2,899        (43,802)       (362)        -          -
                                              ----------  ----------  -----------  -------------  ----------  ---------- ----------

NET ASSETS AVAILABLE FOR BENEFITS             $  939,891  $  253,942  $   247,700  $     353,439  $  175,378  $2,840,111 $4,810,461
                                              ==========  ==========  ===========  =============  ==========  ========== ==========



The accompanying notes are an integral part of these statements.

                                                                      Exhibit A
                                                                     Page 2 of 2
                                                                     ===========

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                 March 31, 1996

                                                                            Participant Directed
                                                 ----------------------------------------------------------------------------
                                                 Guaranteed                               Unallocated
                                                 Interest       Balanced   Core Equity   International     Eagle     Employer
                                                 Fund II          Fund         Fund       Equity Fund    Bancshares   Match
                                                 ----------------------------------------------------------------------------

ADDITIONS TO NET ASSETS:
  Investment income                              $   59,114   $  12,158    $   8,286     $    5,768      $  10,923   $     -
  Net appreciation (depreciation) in current
    value of investments                                 -       34,137       61,592         31,361         65,767         -
                                                 ----------   ---------    ---------     ----------      ---------   --------

      Total Investment Income                        59,114      46,295       69,878         37,129         76,690         -
                                                 ----------   ---------    ---------     ----------      ---------   --------

  Participant Contributions                         158,796      75,074       69,820         71,768        107,716         -
                                                 ----------   ---------    ---------     ----------      ---------   --------

  Employer Contributions:
    Qualified non-elective contribution                  -           -            -              -              -          -
    Employer match                                       -           -            -              -              -     164,747
    ESOP contribution                                    -           -            -              -              -          -
    Forfeitures                                          -           -            -              -              -     (15,346)

                                                 ----------   ---------    ---------     ----------      ---------   --------
      Total Employer Contributions                       -           -            -              -              -     149,401
                                                 ----------   ---------    ---------     ----------      ---------   --------

      Total Additions                               217,910     121,369      139,698        108,897        184,406    149,401


DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                     (64,561)    (35,045)     (46,245)       (24,945)       (11,916)        -
                                                 ----------   ---------    ---------     ----------      ---------   --------

  Net increase prior to interfund transfers         153,349      86,324       93,453         83,952        172,490    149,401
  Interfund transfers                               (58,953)     58,878       63,137        (39,387)       (23,675)        -
                                                 ----------   ---------    ---------     ----------      ---------   --------

NET INCREASE                                         94,396     145,202      156,590         44,565        148,815    149,401

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year                                 939,891     253,942      247,700        353,439        175,378         -
                                                 ----------   ---------    ---------     ----------      ---------   --------

  End of Year                                    $1,034,287   $ 399,144    $ 404,290       $398,004       $324,193   $149,401
                                                 ==========   =========    =========     ==========      =========   ========


                                                                 Non-Participant
                                                                     Directed
                                                               -------------------

                                                               Eagle         Eagle
                                                             Bankshares   Bankshares
                                                             Allocated    Unallocated    Total
                                                             ----------   ----------- ----------

ADDITIONS TO NET ASSETS:
  Investment income                                          $  131,889   $      -    $  228,138
  Net appreciation (depreciation) in current
    value of investments                                      1,009,033    (60,600)    1,141,290
                                                             ----------   --------    ----------

      Total Investment Income                                 1,140,922    (60,600)    1,369,428
                                                             ----------   --------    ----------

  Participant Contributions                                          -          -        483,174
                                                             ----------   --------    ----------

  Employer Contributions:
    Qualified non=elective contribution                              -          -             -
    Employer match                                                   -          -        164,747
    ESOP contribution                                                -     250,000       250,000
    Forfeitures                                                      -          -        (15,346)
                                                             ----------   --------    ----------

      Total Employer Contributions                                   -     250,000       399,401
                                                             ----------   --------    ----------

      Total Additions                                         1,140,922    189,400     2,252,003

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                                (267,348)        -       (450,060)
                                                             ----------   --------    ----------

  Net increase prior to interfund transfers                     873,574    189,400     1,801,943
  Interfund transfers                                                -          -             -
                                                             ----------   --------    ----------

NET INCREASE                                                    873,574    189,400     1,801,943

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year                                           2,840,111         -      4,810,461
                                                             ----------   --------    ----------

  End of Year                                                $3,713,685   $189,400    $6,612,404
                                                             ==========   ========    ==========

The accompanying notes are an integral part of these statements.

                                                                      Exhibit B
                                                                     Page 1 of 2
                                                                     ===========

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                 March 31, 1995

                                                                                Participant Directed
                                                      --------------------------------------------------------------------------
                                                        Guaranteed    Guaranteed
                                                         Interest      Interest   Balanced   Core Equity International    Eagle
                                                          Fund I        Fund II     Fund        Fund      Equity Fund   Bancshares
                                                          ------        -------     ----        ----      -----------   ----------
ADDITIONS TO NET ASSETS:
  Investment income                                      $  5,274    $  45,400    $  8,785    $  9,510   $   7,077      $    395
  Net appreciation (depreciation) in current
    value of investments                                       -            -        9,370      17,238     (20,516)           -
                                                         --------     --------    --------    --------    --------      --------

      Total Investment Income                               5,274       45,400      18,155      26,748     (13,439)          395
                                                         --------     --------    --------    --------    --------      --------

  Participant Contributions                                    -       169,822      68,962      61,856      84,574        77,843
                                                         --------     --------    --------    --------    --------      --------

  Employer Contributions:
    Qualified non-elective contribution                        -         6,043          -           -           -         62,872
    Employer match                                             -        50,225      16,122      29,046      22,425        31,956
    Contribution of Eagle Bancshares, Inc. stock               -            -           -           -           -             -
    Allocation of 6,169 shares of common stock
    of Eagle Bancshares, Inc. at market                        -            -           -           -           -             -
    Forfeitures                                               (57)      (1,350)       (617)     (2,394)       (183)           -

      Total Employer Contributions                            (57)      54,918      15,505      26,652      22,242        94,828

  Transfer from Tucker Federal Employee Stock
  Ownership Plan                                               -            -           -           -           -             -
                                                         --------     --------    --------    --------    --------      --------

      Total Additions                                       5,217      270,140     102,622     115,256      93,377       173,066

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                                (9)    (71,095)    (11,660)    (52,181)    (45,541)           -
                                                         --------    --------    --------    --------    --------      --------

  Net increase prior to interfund transfers                 5,208     199,045      90,962      63,075      47,836       173,066
  Interfund transfers                                    (462,750)    501,482      (4,865)     (8,835)    (27,344)        2,312
                                                         --------    --------    --------    --------    --------      --------

NET INCREASE                                             (457,542)    700,527      86,097      54,240      20,492       175,378

NET ASSETS AVAAILABLE FOR BENEFITS:
  Beginning of Year                                       457,542     239,364     167,845     193,460     332,947            -
                                                         --------    --------    --------    --------    --------      --------
  End of Year                                            $     -     $939,891    $253,942    $247,700    $353,439      $175,378
                                                         ========    ========    ========    ========    ========      ========
                                                            Eagle              Eagle
                                                           Bankshares      Bankshares
                                                           Allocated       Unallocated        Total
                                                           ---------       -----------        -----
ADDITIONS TO NET ASSETS:
  Investment income                                      $     92,531      $        -       $   168,972
  Net appreciation (depreciation) in current
    value of investments                                       86,816            6,468           99,376
                                                           ----------      ------------      ----------

      Total Investment Income                                 179,347            6,468          268,348
                                                           ----------      ------------      ----------

  Participant Contributions                                        -                -           463,057
                                                           ----------      ------------      ----------

  Employer Contributions:
    Qualified non-elective contribution                            -                -            68,915
    Employer match                                                 -                -           149,774
    Contribution of Eagle Bancshares, Inc. stock              134,126               -           134,126
    Allocation of 6,169 shares of common stock
    of Eagle Bancshares, Inc. at market                       149,908         (149,908)              -
    Forfeitures                                              (112,960)              -          (117,561)
                                                           ----------      ------------      ----------

      Total Employer Contributions                            171,074          (149,908)        235,254
                                                           ----------      ------------      ----------
  Transfer from Tucker Federal Employee Stock
  Ownership Plan                                            2,702,378           143,440       2,845,818
                                                           ----------      ------------      ----------

      Total Additions                                       3,052,799                -        3,812,477

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                              (212,688)               -         (393,174)
                                                           ----------      ------------      ----------

  Net increase prior to interfund transfers                 2,840,111                -        3,419,303
  Interfund transfers                                              -                 -               -
                                                           ----------      ------------      ----------

NET INCREASE                                                2,840,111                -        3,419,303

NET ASSETS AVAAILABLE FOR BENEFITS:
  Beginning of Year                                                -                 -        1,391,158
                                                           ----------      ------------      ----------

  End of Year                                              $2,840,111      $         -       $4,810,461
                                                           ==========      ============      ==========

The accompanying notes are an integral part of these statements.

                                                                      Exhibit B
                                                                     Page 2 of 2
                                                                     ===========

                 TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
              401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
              ------------------------------------------------

                        NOTES TO FINANCIAL STATEMENTS
                           March 31, 1996 and 1995
- --------------------------------------------------------------------------------

1.      DESCRIPTION OF PLAN

        The following description of Tucker Federal Savings and Loan Association 401(k) Savings and Employee Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        General

        The Plan is a defined contribution plan covering all employees of the Company with one year of service, one thousand hours of service in the Plan year, and who are age twenty-one or older. It is administered by an Administrative Committee and Trustees who are employees of the Company. Committee members are designated by the Board of Directors of Eagle Bancshares, Inc. (Bancshares), the parent company of Tucker Federal Savings and Loan Association (Company).

        Prior to April 1, 1994, the retirement plan known as the Tucker Federal Savings and Loan Association and Subsidiary 401(k) Retirement Plan did not offer Eagle Bancshares, Inc. stock as a participant directed investment choice. Effective April 1, 1994, however, the plan and the Tucker Federal Savings and Loan Association Employee Stock Ownership Plan were merged and the plan documents restated to reflect the provision of both plans. Additionally, the name of the 401(k) plan was changed to Tucker Federal Savings and Loan Association 401(k) Savings and Employee Stock Ownership Plan. Under the Plan, participants may direct deferred salary monies towards purchasing Eagle Bancshares, Inc. stock as a participant directed investment choice in the Plan. In connection with the restatement of the plan, the Company made a Qualified Non-elective Contribution totaling $68,915. The contribution was allocated to non-highly compensated participants in the plan based on participant earnings.

        Contributions

        For the year ended March 31, 1996, employees could contribute up to twenty-five percent of their compensation to the Plan not to exceed $9,500. For the year ended March 31, 1995, Employees could contribute up to twenty-five percent of their compensation to the Plan not to exceed $9,240. The Company matches 50% of employee contributions up to 3% of an employee's compensation. The matching percentage and percentage of employee's compensation the Company matches can be adjusted by the Board of Directors of the Company on a yearly basis.

        The Company also contributes to the Plan, from its current or accumulated net profits, an amount determined annually at the discretion of the Company's Board of Directors. The contribution for the Plan years ending March 31, 1996 and 1995 were $250,000 and $284,034, respectively.



                                                                (Continued) - 1.

         TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
              401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
              ------------------------------------------------

                        NOTES TO FINANCIAL STATEMENTS
                           March 31, 1996 and 1995
- --------------------------------------------------------------------------------

        The non-participant directed portion of the Plan operates as a leveraged employee stock ownership plan and is designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (Code), and the regulations thereunder, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Participant Accounts

        Each participant's account is credited with participant voluntary contributions as well as an allocation of the Company's contribution, and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

        Investment Elections

        Participants direct their voluntary contributions and the employer matching contributions into five investment options. Participants may change their investment options quarterly. A description of each investment option is provided below:

        Investments through Annuity Contracts with Massachusetts Mutual:

              Guaranteed Interest Fund - This fund guarantees a fixed rate of return to participants. The fund's portfolio is composed of public bonds, private placements, commercial mortgage loans, and short-term investments.

              Balanced Fund - This fund focuses on an above average rate of return over an extended period of time consistent with the preservation of capital values during periods of adverse market conditions. The fund invests in stocks, bonds, and short-term investments.

              Core Equity Fund - This fund focuses on constructing a portfolio of companies of superior investment quality, selling at discounted valuation levels. The fund consists of common stocks and is diversified by industry groups to moderate risks for a variety of economic outcomes.

              International Equity Fund - This fund invests in common stocks of companies domiciled in foreign countries and the United States. The fund generally has 75% of its assets invested in foreign countries in industries that are expected to experience above average rates of growth over the long term. The fund is diversified by country and industry group to moderate risk.

        Eagle Bancshares Fund - This fund allows the employees to accumulate capital ownership of Eagle Bancshares, Inc.


                                                                (Continued) - 2.

                 TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
              401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
              ------------------------------------------------

                        NOTES TO FINANCIAL STATEMENTS
                           March 31, 1996 and 1995
- --------------------------------------------------------------------------------
        Vesting

        Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the remainder of their accounts is based on years of service. Participants become fully vested after six years of service with the Company. Vesting begins with two years of service and continues on a sliding scale until the six year level occurs.

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will automatically become 100% fully vested in their accounts.

        Benefit Payments

        Upon termination, retirement, or death, participants may elect to have their account balance paid in a lump sum, installment payments, or to defer commencement of benefit payments. If employment is terminated during the plan year for reasons other than normal retirement or death, and the participant's account balance is $3,500 or less, a lump sum payment of the account balance will be made during the Plan year in which the event occurs or as soon thereafter as is reasonably practical.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

        Quoted market prices are used to value investments. Net appreciation or depreciation in fair value shown in the accompanying financial statements is calculated by comparing the fair market value of investments to their fair market value at the beginning of the year and to the cost of purchases made during the year. The trustee does not distinguish between unrealized and realized gains for reporting purposes.

        As of March 31, 1996 and 1995, Bancshares' stock was recorded by the Plan at a fair value of $15.50 and $11.50 per share, respectively, adjusted for a one hundred percent stock dividend paid December 22, 1995. Fair value is determined by its quoted market price.


                                                                (Continued) - 3.

                 TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
              401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
              ------------------------------------------------

                        NOTES TO FINANCIAL STATEMENTS
                           March 31, 1996 and 1995
- --------------------------------------------------------------------------------
        Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. All administrative expenses for the Plan are paid directly by the Company.

3.      INVESTMENTS

        A portion of the Plan's investments are held by Massachusetts Mutual Life Insurance Company in both pooled separate account funds and guaranteed interest account funds. The Plan's investments are stated at fair value. The following table presents the current value of investments at March 31, 1996 and 1995 including those representing 5% or more of the Plan's net assets.


                                                                         1996
                                                                       Current
                                                                        Value
                                                                        ------
MassMutual Guaranteed Interest
      Fund II                                                       $   983,721

MassMutual Balanced Fund                   1,321 units                  331,327

MassMutual Core Equity Fund                  114 units                  342,663

MassMutual International Equity
      Fund                                 2,855 units                  484,688
                                                                    -----------

 Total Investments Held by
      Massachusetts Mutual at Current
      Value                                                         $ 2,142,399
                                                                    ===========

                                                                        1995
                                                                       Current
                                                                        Value
                                                                        -----
MassMutual Guaranteed Interest
      Fund II                                                       $   839,614

MassMutual Balanced Fund                     711 units                  228,909

MassMutual Core Equity Fund                   95 units                  222,720

MassMutual International Equity
      Fund                                 2,349 units                  361,957
                                                                    -----------

  Total Investments Held by
      Massachusetts Mutual at Current
      Value                                                         $ 1,653,200
                                                                    ===========





                                                                (Continued) - 4.

                 TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
              401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
              ------------------------------------------------

                        NOTES TO FINANCIAL STATEMENTS
                           March 31, 1996 and 1995
- --------------------------------------------------------------------------------

        Additional investments at March 31, 1996 and 1995 consist solely of 324,457 shares and 245,820 shares of Bancshares' common stock at a fair value of $5,029,083 and $2,826,921 (See Note 2) and a cost of $3,077,555 and $1,941,978, respectively.

4.      TAX STATUS

        The Internal Revenue Service has determined and informed the Company by letter dated April 8, 1996 that the Plan is qualified under the appropriate sections of the Code.

5.      LOANS PAYABLE

        On February 15, 1996, the Plan entered into $1,000,000 term loan agreement with Bancshares. The loan bears interest at a rate of 8.25% annually.

        The proceeds of the loan were used to purchase Bancshares' common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over five years with a maturity date of April 1, 2002. The scheduled amortization of the loan for the next five years is as follows:

  1997                                                         $   116,157
  1998                                                             181,259
  1999                                                             196,682
  2000                                                             213,417
  2001                                                             231,576
  Thereafter                                                        60,909
                                                               -----------

        Total                                                   $1,000,000
                                                               ===========



                                                                (Continued) - 5.

              TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
            401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                        #58-0674574  Plan #002
                            March 31, 1996
- --------------------------------------------------------------------------------


Form 5500, Item 27a - Schedule of Assets Held for Investment Purposes:

Identity                                                                Current
of Issue                                  Description                    Value
- --------                                  -----------                    -----

MassMutual Guaranteed
      Interest Fund II                                                 $  983,721

MassMutual Balanced Fund                1,321 units                       331,327

MassMutual Core Equity Fund               114 units                       342,663

MassMutual International Equity
      Fund                              2,855 units                       484,688

Eagle Bancshares, Inc.               324,457 shares
                                    of common stock                     5,029,083
                                                                       ----------

    Total Investments                                                  $7,171,482
                                                                       ==========


              TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
            401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                        #58-0674574  Plan #002
                            March 31, 1996
- --------------------------------------------------------------------------------



Form 5500, Item 27d - Schedule of Reportable Transactions:

Identity                                                              Current
of Issue                   Description                     Cost        Value
- --------                   -----------                     ----       --------

Eagle Bancshares, Inc.     Purchase of 62,500           $1,000,000    $968,750
                           shares of common stock




        Massachusetts Life Insurance Company, the trustee of the Plan, does not provide reportable transaction schedules.

                                 SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           Tucker Federal Savings and Loan
                                           Association 401(k) Savings and
                                           Employee Stock Ownership
                                           -------------------------------------
                                                        Name of Plan








Date September 27, 1996    /s/ Betty Petrides
     ------------------    ------------------
                           Plan Administrator

                              INDEX OF EXHIBITS

Exhibit No.     Description                                             Page
- -----------     -----------                                             ----
      23        Auditor's Consent                                        17